UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39966

New Found Gold Corp.

(Exact name of registrant as specified in its charter)

1133 Melville Street, Suite 3500, The Stack

Vancouver, British Columbia
V6E 4E5 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ☐    Form 40-F ☒

SUBMITTED HEREWITH

Exhibit	Description

99.1	News Release dated December 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.
(Registrant)

Date: December 11, 2025	By:	/s/ Keith Boyle
Keith Boyle
Chief Executive Officer